NC

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Piengchai Pookakupt,Ph.D.
Executive Vice President

[redacted]

03032880

12g3-2(b) File No.82-4922

Ref No. CN. 351/2003

October 20, 2003

OCT 21 2003

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

P. Pookakupt

PROCESSED
OCT 29 2003
THOMSON
FINANCIAL

10/27

CS026-4-03

KASIKORNBANK PCL
supports efforts to
protect the environment.
This letter is printed on recycled paper.

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 3462
www.kasikornbank.com Registration No.PCL 105

Ref. FA. 220/2003

KASIKORNBANK

October 20, 2003

To President

The Stock Exchange of Thailand

Subject : Submittal of the Unreviewed Financial Statements

Enclosed herewith, please find copies of the unreviewed financial statements for the third quarter ending September 30, 2003, in SET Smart compared with those of various accounting periods previously reported.

Document no. 1 Summary Statement of Liabilities and Assets as of September 30, 2003.

Document no. 2 Balance Sheet as of September 30, 2003 , compared with Balance Sheets as of June 30, 2003 and December 31, 2002.

Document no. 3 Statement of Income for the nine-month period ending September 30, 2003 compared with the nine-month period ending September 30, 2002.

Document no. 4 Statement of Income for the third quarter ending September 30, 2003 compared with the third quarter ending September 30, 2002.

Document no. 5 Statement of Income for the third quarter ending September 30, 2003 compared with the second quarter ending June 30, 2003.

Document no. 6 Summary of operating results for the third quarter of 2003.

We trust you will find the enclosed helpful and informative.

Yours sincerely,

(Mr. Banthoon Lamsam)

President and Chief Executive Officer

Document no. 1

ธนาคารกสิกรไทย
KASIKORNBANK 泰華農民銀行

SUMMARY STATEMENT OF LIABILITIES AND ASSETS [1/]

As of September 30, 2003

Assets	Baht	Liabilities	Baht
Cash	8,316,407,134.94	Deposits	690,882,061,260.44
Interbank and money market items, net	89,525,732,640.82	Interbank and money market items	6,029,952,416.11
Securities purchased under resale agreements	55,000,000,000.00	Liabilities payable on demand	2,943,117,967.81
Investments, net (with obligations Baht 33,204,535.10)	157,549,882,397.71	Securities sold under repurchase agreements	-
Credit advances (net of allowance for doubtful accounts)	453,548,725,161.63	Borrowing	47,910,865,099.78
Accrued interest receivables	1,537,709,899.29	Bank's liabilities under acceptances	658,816,598.28
Foreclosed Properties, net	11,528,713,643.57	Other liabilities	14,993,139,675.42
Customers' liabilities under acceptances	658,816,598.28	Total liabilities	763,417,953,017.84
Premises and equipment, net	21,646,561,949.16		
Other assets	11,792,631,582.26	**Shareholders' equity**	
		Paid-up share capital	
		(registered share capital Baht 26,900,946,900.00)	23,540,654,170.00
		Reserves and net profit after appropriation	15,908,641,634.59
		Other reserves and profit and loss account	8,237,932,185.23
		Total shareholders' equity	47,687,227,989.82
Total Assets	811,105,181,007.66	Total Liabilities and Shareholders' Equity	811,105,181,007.66
Customers' liabilities under unmatured bills	2,747,438,444.09	Bank's liabilities under unmatured bills	2,747,438,444.09
Total	813,852,619,451.75	Total	813,852,619,451.75

	Baht
Non-Performing Loans as of September 30, 2003 (Quarterly) (15.65% of total loans before allowance for doubtful accounts)	79,495,236,359.44
Required provisioning for loan loss, as of September 30, 2003 (Quarterly) [2/]	37,925,732,389.14
Actual allowance for doubtful accounts	51,924,030,125.94
Loans to related parties	5,125,910,048.69
Loans to related asset management companies	23,100,000,000.00
Loans to related parties due to debt –restructuring	3,650,716,856.35
Borrowing as part of subordinated debentures cum preferred shares to be included in the Tier-1 Capital, permitted by the Bank of Thailand	19,967,145,600.00
Legal capital fund	82,939,036,801.08
Changes in liabilities and assets this month due to penalty from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
International Banking Facility's assets and liabilities	
Total assets	2,440,592,332.42
Total liabilities	512,859,026.38
Significant contingent liabilities	
Avals on bills and guarantees of loans	5,608,366,837.35
Letters of credit	8,893,463,348.59

[1/] This Summary Statement has not been reviewed and audited by a Certified Public Accountant

[2/] Including provisioning for advance legal fee and insurance prepaid for customers

Al

Document no. 2

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

KASIKORNBANK PUBLIC COMPANY LIMITED

(FORMERLY THAI FARMERS BANK PUBLIC COMPANY LIMITED)

BALANCE SHEETS

	September 30, 2003 (Unaudited) (Unreviewed) Baht	June 30, 2003 (Audited) Baht	December 31, 2002 (Audited) Baht
ASSETS			
Cash	8,316,407,134.94	9,051,077,052.79	9,764,122,407.65
Interbank and money market items			
Domestic items			
Interest bearing	1,497,177,736.66	59,441,159.54	3,385,334,109.66
Non – interest bearing	2,420,219,952.62	3,649,911,933.53	4,494,663,469.16
Foreign items			
Interest bearing	85,437,922,516.98	93,222,337,038.21	86,532,213,914.44
Non – interest bearing	170,412,434.56	181,253,062.15	360,919,334.47
Total interbank and money market items – net	89,525,732,640.82	97,112,943,193.43	94,773,130,827.73
Securities purchased under resale agreements	55,000,000,000.00	50,000,000,000.00	18,400,000,000.00
Investments			
Current investments – net	64,042,839,097.60	70,569,919,115.37	72,310,121,353.72
Long-term investments – net	82,531,514,998.86	74,295,813,492.53	79,212,635,426.62
Investments in subsidiary and associated companies – net	10,975,528,301.25	11,627,747,160.76	7,245,945,739.47
Total investments – net	157,549,882,397.71	156,493,479,768.66	158,768,702,519.81
Loans and accrued interest receivables			
Loans	504,862,511,263.51	494,237,941,062.19	496,525,046,750.68
Accrued interest receivables	1,537,709,899.29	1,660,061,817.91	1,934,392,812.56
Total loans and accrued interest receivables	506,400,221,162.80	495,898,002,880.10	498,459,439,563.24
Less Allowance for doubtful accounts	(46,172,229,691.16)	(47,857,242,049.16)	(54,919,951,503.47)
Less Revaluation allowance for debt restructuring	(3,741,556,410.72)	(3,431,388,029.58)	(2,647,233,500.35)
Less Normalized Provisioning	(1,400,000,000.00)	(1,200,000,000.00)	(800,000,000.00)
Total loans and accrued interest receivables – net	455,086,435,060.92	443,409,372,801.36	440,092,254,559.42
Properties foreclosed – net	11,528,713,643.57	10,921,083,993.39	11,068,607,580.17
Customers' liability under acceptances	658,816,598.28	565,011,557.32	597,096,484.15
Premises and equipment – net	21,646,561,949.16	21,784,151,618.45	21,801,037,447.84
Accrued income receivables	2,340,587,294.72	1,902,611,753.13	1,883,698,623.95
Forward exchange contract revaluation	6,260,560,603.72	1,857,970,104.79	745,642,924.52
Other assets – net	3,191,483,683.82	3,411,507,569.86	2,807,958,299.29
Total Assets	811,105,181,007.66	796,509,209,413.18	760,702,251,674.53

Document no. 2

ธนาคารกสิกรไทย
KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED

(FORMERLY THAI FARMERS BANK PUBLIC COMPANY LIMITED)

BALANCE SHEETS

	September 30, 2003 (Unaudited) (Unreviewed) Baht	June 30, 2003 (Audited) Baht	December 31, 2002 (Audited) Baht
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits			
Deposits in Baht	688,052,380,154.34	675,408,441,269.44	649,748,041,872.97
Deposits in foreign currencies	2,829,681,106.10	2,735,739,679.33	2,252,107,008.63
Total deposits	690,882,061,260.44	678,144,180,948.77	652,000,148,881.60
Interbank and money market items			
Domestic items			
Interest bearing	3,806,426,826.02	2,747,138,576.11	3,461,073,197.37
Non – interest bearing	1,395,644,909.95	1,646,773,292.00	1,788,470,188.12
Foreign items			
Interest bearing	656,795,403.68	350,488,073.94	258,049,516.38
Non – interest bearing	171,085,276.46	186,796,373.78	185,799,515.82
Total interbank and money market items	6,029,952,416.11	4,931,196,315.83	5,693,392,417.69
Liability payable on demand	2,943,117,967.81	3,381,499,347.48	3,422,940,128.54
Borrowing			
Long-term Borrowing	47,910,865,099.78	48,321,134,767.09	48,555,994,109.78
Total Borrowing	47,910,865,099.78	48,321,134,767.09	48,555,994,109.78
Bank' s liability under acceptances	658,816,598.28	565,011,557.32	597,096,484.15
Deferred tax liabilities	3,800,600,355.69	4,099,382,865.26	4,062,196,492.70
Forward exchange contract revaluation	958,491,702.24	868,873,728.42	1,625,905,192.44
Accrued interest payables	3,031,081,219.49	2,889,418,869.21	3,030,042,472.47
Other liabilities	7,202,966,398.00	6,903,111,630.26	6,639,519,926.19
Total Liabilities	763,417,953,017.84	750,103,810,029.64	725,627,236,105.56

Document no. 2

ธนาคารกสิกรไทย
KASIKORNBANK 泰華農民銀行

KASIKORNBANK PUBLIC COMPANY LIMITED

(FORMERLY THAI FARMERS BANK PUBLIC COMPANY LIMITED)

BALANCE SHEETS

	September 30, 2003 (Unaudited) (Unreviewed) Baht	June 30, 2003 (Audited) Baht	December 31, 2002 (Audited) Baht
Shareholders' equity			
Share capital			
Authorized share capital			
547,345 class A preferred shares, Baht 10 par value	5,473,450.00	5,473,450.00	5,473,450.00
2,689,547,345 ordinary shares, Baht 10 par value	26,895,473,450.00	26,895,473,450.00	26,895,473,450.00
Issued and fully paid-up share capital			
547,345 class A preferred shares, Baht 10 par value	5,473,450.00	5,473,450.00	5,473,450.00
2,353,518,072 ordinary shares, Baht 10 par value	23,535,180,720.00		
2,352,547,372 ordinary shares, Baht 10 par value		23,525,473,720.00	23,525,473,720.00
Premium on share capital			
Premium on preferred shares	27,367,250.00	27,367,250.00	27,367,250.00
Premium on ordinary shares	49,497,553,190.49	49,478,139,190.49	49,478,139,190.49
Premium on expired warrants	5,520,432,199.21	5,520,432,199.21	5,520,432,199.21
Appraisal surplus	6,267,368,325.54	6,310,413,991.94	6,367,116,972.81
Revaluation surplus on investments	2,545,172,409.43	3,219,982,996.44	2,773,163,461.91
Retained earnings (deficit)			
Appropriated			
Legal reserve	800,000,000.00	800,000,000.00	800,000,000.00
Other reserves	26,675,300,000.00	26,675,300,000.00	26,675,300,000.00
Unappropriated (deficit)	(67,186,619,554.85)	(69,157,183,414.54)	(80,097,450,675.45)
Total Shareholders' Equity	47,687,227,989.82	46,405,399,383.54	35,075,015,568.97
Total Liabilities and Shareholders' Equity	811,105,181,007.66	796,509,209,413.18	760,702,251,674.53
Off-balance sheet items – contingencies			
Avals on bills and guarantees of loans	5,608,366,837.35	6,554,412,611.79	6,591,460,563.44
Liability under unmatured import bills	2,747,438,444.09	2,752,378,236.18	2,632,020,016.26
Letters of credit	8,893,463,348.59	10,219,977,142.26	8,875,631,993.17
Other contingencies	392,417,069,116.23	388,791,084,335.18	380,115,619,709.60

AL

Document no. 3

KASIKORNBANK PUBLIC COMPANY LIMITED

(FORMERLY THAI FARMERS BANK PUBLIC COMPANY LIMITED)

STATEMENT OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

	2003 (Unaudited) (Unreviewed) Baht	2002 (Unaudited) (Reviewed) Baht	Increase (Decrease) Baht	%
Interest and dividend income				
Loans	18,240,703,031.05	18,758,419,745.24	(517,716,714.19)	(2.76)
Interbank and money market items	1,780,712,677.60	2,921,216,804.54	(1,140,504,126.94)	(39.04)
Investments	3,389,326,759.33	3,588,003,130.73	(198,676,371.40)	(5.54)
Total interest and dividend income	23,410,742,467.98	25,267,639,680.51	(1,856,897,212.53)	(7.35)
Interest expense				
Deposits	6,282,276,077.90	9,225,696,904.01	(2,943,420,826.11)	(31.90)
Interbank and money market items	170,558,621.67	256,945,440.77	(86,386,819.10)	(33.62)
Long-term borrowings	3,850,167,392.44	3,860,164,923.09	(9,997,530.65)	(0.26)
Total interest expense	10,303,002,092.01	13,342,807,267.87	(3,039,805,175.86)	(22.78)
Net income from interest and dividend	13,107,740,375.97	11,924,832,412.64	1,182,907,963.33	9.92
Bad debts and doubtful accounts (reversal)	(7,650,279,087.67)	(1,598,393,458.90)	6,051,885,628.77	378.62
Loss on debt restructuring	7,861,002,199.88	1,598,393,458.90	6,262,608,740.98	391.81
Normalized provisions	600,000,000.00	600,000,000.00	-	-
Net income from interest and dividends after bad debts and doubtful accounts, loss on debt restructuring and normalized provisions	12,297,017,263.76	11,324,832,412.64	972,184,851.12	8.58
Non-interest income				
Gain on investments	2,081,319,334.09	960,211,076.88	1,121,108,257.21	116.76
Share of profit from investments on equity method	3,631,474,604.18	302,092,371.56	3,329,382,232.62	1,102.11
Fees and service income				
Acceptances, avals and guarantees	465,131,349.19	452,481,526.90	12,649,822.29	2.80
Others	4,050,979,623.07	3,929,228,014.81	121,751,608.26	3.10
Gain on exchange	1,498,076,458.50	764,219,335.45	733,857,123.05	96.03
Other income	609,818,820.54	424,659,742.78	185,159,077.76	43.60
Total non-interest income	12,336,800,189.57	6,832,892,068.38	5,503,908,121.19	80.55

AL

Document no. 3

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

KASIKORNBANK PUBLIC COMPANY LIMITED

(FORMERLY THAI FARMERS BANK PUBLIC COMPANY LIMITED)

STATEMENT OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

	2003 (Unaudited) (Unreviewed) Baht	2002 (Unaudited) (Reviewed) Baht	Increase (Decrease) Baht	%
Non-interest expenses				
Personnel expenses	3,746,554,323.86	3,838,677,164.92	(92,122,841.06)	(2.40)
Premises and equipment expenses	2,410,051,504.01	2,549,218,985.12	(139,167,481.11)	(5.46)
Taxes and duties	899,914,322.91	1,216,342,222.19	(316,427,899.28)	(26.01)
Fees and service expenses	1,468,693,742.70	1,027,707,915.96	440,985,826.74	42.91
Directors' remuneration	35,659,451.61	30,551,803.85	5,107,647.76	16.72
Loss on impairment of properties foreclosed	320,032,364.52	165,766,880.37	154,265,484.15	93.06
Contributions to Financial Institutions Development Fund	2,013,280,311.07	2,042,611,116.93	(29,330,805.86)	(1.44)
Other expenses	971,298,379.59	1,643,994,750.35	(672,696,370.76)	(40.92)
Total non-interest expenses	11,865,484,400.27	12,514,870,839.69	(649,386,439.42)	(5.19)
Income before income tax	12,768,333,053.06	5,642,853,641.33	7,125,479,411.73	126.27
Income tax expense	(42,749,420.27)	(80,397,726.90)	(37,648,306.63)	(46.83)
Net income	12,811,082,473.33	5,723,251,368.23	7,087,831,105.10	123.84
Basic earnings per share	5.44	2.43	3.01	123.87
Weighted average number of ordinary shares (shares)	2,352,838,937.57	2,352,547,372.00	291,565.57	0.01

KASIKORNBANK PUBLIC COMPANY LIMITED
(FORMERLY THAI FARMERS BANK PUBLIC COMPANY LIMITED)
STATEMENTS OF INCOME
FOR THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

	2003 (Unaudited) (Unreviewed) Baht	2002 (Unaudited) (Reviewed) Baht	Increase (Decrease) Baht	%
Interest and dividend income				
Loans	6,003,423,060.54	6,300,890,422.25	(297,467,361.71)	(4.72)
Interbank and money market items	512,329,109.64	915,243,639.09	(402,914,529.45)	(44.02)
Investments	1,022,494,714.36	1,155,591,176.42	(133,096,462.06)	(11.52)
Total Interest and dividend Income	7,538,246,884.54	8,371,725,237.76	(833,478,353.22)	(9.96)
Interest expense				
Deposits	1,662,006,151.72	2,963,511,249.40	(1,301,505,097.68)	(43.92)
Interbank and money market items	56,909,094.10	63,296,869.89	(6,387,775.79)	(10.09)
Long-term borrowings	1,289,879,109.52	1,303,935,413.51	(14,056,303.99)	(1.08)
Total Interest Expense	3,008,794,355.34	4,330,743,532.80	(1,321,949,177.46)	(30.52)
Net income from interest and dividend	4,529,452,529.20	4,040,981,704.96	488,470,824.24	12.09
Bad debt and doubtful accounts (reversal)	(1,701,207,904.54)	(722,482,305.95)	978,725,598.59	135.47
Loss on debt restructuring	1,911,931,016.75	722,482,305.95	1,189,448,710.80	164.63
Normalized provisions	200,000,000.00	200,000,000.00	-	-
Net income from interest and dividend after bad debt and doubtful accounts, loss on debt restructuring and normalized provisions	4,118,729,416.99	3,840,981,704.96	277,747,712.03	7.23
Non-interest income				
Gain on investments	169,530,942.91	245,641,744.58	(76,110,801.67)	(30.98)
Share of loss from investments on equity method	(622,320,442.39)	(129,663,093.61)	492,657,348.78	379.95
Fees and service income				
Acceptances, aval and guarantees	211,258,818.14	161,528,090.38	49,730,727.76	30.79
Others	1,401,464,022.63	1,320,049,663.97	81,414,358.66	6.17
Gain on exchanges	419,534,566.52	202,994,631.23	216,539,935.29	106.67
Other income	193,017,042.58	136,327,395.29	56,689,647.29	41.58
Total Non-interest Income	1,772,484,950.39	1,936,878,431.84	(164,393,481.45)	(8.49)

KASIKORNBANK PUBLIC COMPANY LIMITED

(FORMERLY THAI FARMERS BANK PUBLIC COMPANY LIMITED)

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

	2003 (Unaudited) (Unreviewed) Baht	2002 (Unaudited) (Reviewed) Baht	Increase (Decrease) Baht	%
Non-interest expenses				
Personnel expenses	1,252,823,058.21	1,276,120,287.41	(23,297,229.20)	(1.83)
Premises and equipment expenses	804,948,615.07	789,153,473.54	15,795,141.53	2.00
Taxes and duties	308,612,398.73	360,059,946.40	(51,447,547.67)	(14.29)
Fees and service expenses	506,485,207.97	335,307,036.46	171,178,171.51	51.05
Directors' remuneration	11,886,483.87	11,829,158.13	57,325.74	0.48
Loss on impairment of properties foreclosed	167,353,698.92	71,637,822.23	95,715,876.69	133.61
Contributions to Financial Institutions Development Fund	687,907,621.92	689,805,985.95	(1,898,364.03)	(0.28)
Other expenses	242,127,232.15	397,195,058.64	(155,067,826.49)	(39.04)
Total Non-interest Expenses	3,982,144,316.84	3,931,108,768.76	51,035,548.08	1.30
Income before income tax	1,909,070,050.54	1,846,751,368.04	62,318,682.50	3.37
Income tax expense	(18,448,142.75)	(34,352,072.19)	(15,903,929.44)	(46.30)
Net income	1,927,518,193.29	1,881,103,440.23	46,414,753.06	2.47
Basic earnings per share	0.82	0.80	0.02	2.50
Weighted average number of ordinary shares (shares)	2,353,412,561.13	2,352,547,372.00	865,189.13	0.04

Document no. 5

KASIKORNBANK PUBLIC COMPANY LIMITED

(FORMERLY THAI FARMERS BANK PUBLIC COMPANY LIMITED)

STATEMENT OF INCOME

FOR THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND JUNE 30, 2003

	September 30, 2003 (Unaudited) (Unreviewed) Baht	June 30, 2003 (Unaudited) (Reviewed) Baht	Increase (Decrease) Baht	%
Interest and dividend income				
Loans	6,003,423,060.54	6,189,506,974.42	(186,083,913.88)	(3.01)
Interbank and money market items	512,329,109.64	650,776,253.69	(138,447,144.05)	(21.27)
Investments	1,022,494,714.36	1,182,518,659.32	(160,023,944.96)	(13.53)
Total interest and dividend income	7,538,246,884.54	8,022,801,887.43	(484,555,002.89)	(6.04)
Interest expense				
Deposits	1,662,006,151.72	2,164,313,513.87	(502,307,362.15)	(23.21)
Interbank and money market items	56,909,094.10	49,939,156.45	6,969,937.65	13.96
Long-term borrowings	1,289,879,109.52	1,282,783,219.86	7,095,889.66	0.55
Total interest expense	3,008,794,355.34	3,497,035,890.18	(488,241,534.84)	(13.96)
Net income from interest and dividend	4,529,452,529.20	4,525,765,997.25	3,686,531.95	0.08
Bad debts and doubtful accounts (reversal)	(1,701,207,904.54)	(2,472,028,766.36)	(770,820,861.82)	(31.18)
Losses on debt restructuring	1,911,931,016.75	2,472,028,766.36	(560,097,749.61)	(22.66)
Normalized provisions	200,000,000.00	200,000,000.00	-	-
Net income from interest and dividends after bad debts and doubtful accounts, losses on debt restructuring and normalized provisions	4,118,729,416.99	4,325,765,997.25	(207,036,580.26)	(4.79)
Non-interest income				
Gain on investments	169,530,942.91	1,481,533,465.89	(1,312,002,522.98)	(88.56)
Share of profit (loss) from investments on equity method	(622,320,442.39)	4,108,211,822.38	(4,730,532,264.77)	(115.15)
Fees and service income				
Acceptances, avals and guarantees	211,258,818.14	115,529,637.96	95,729,180.18	82.86
Other	1,401,464,022.63	1,314,448,294.12	87,015,728.51	6.62
Gain on exchanges	419,534,566.52	565,210,659.63	(145,676,093.11)	(25.77)
Other income	193,017,042.58	232,254,229.85	(39,237,187.27)	(16.89)
Total non-interest income	1,772,484,950.39	7,817,188,109.83	(6,044,703,159.44)	(77.33)

Ar

Document no. 5

สมาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

KASIKORNBANK PUBLIC COMPANY LIMITED

(FORMERLY THAI FARMERS BANK PUBLIC COMPANY LIMITED)

STATEMENT OF INCOME

FOR THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND JUNE 30, 2003

	September 30, 2003 (Unaudited) (Unreviewed) Baht	June 30, 2003 (Unaudited) (Reviewed) Baht	Increase (Decrease) Baht	%
Non-interest expenses				
Personnel expenses	1,252,823,058.21	1,266,057,041.73	(13,233,983.52)	(1.05)
Premises and equipment expenses	804,948,615.07	830,122,172.29	(25,173,557.22)	(3.03)
Taxes and duties	308,612,398.73	293,222,349.31	15,390,049.42	5.25
Fees and service expenses	506,485,207.97	418,454,997.66	88,030,210.31	21.04
Directors' remuneration	11,886,483.87	11,886,483.87	-	-
Loss on impairment of properties foreclosed	167,353,698.92	59,801,364.46	107,552,334.46	179.85
Contributions to Financial Institutions Development Fund	687,907,621.92	662,686,344.58	25,221,277.34	3.81
Other expenses	242,127,232.15	378,165,547.52	(136,038,315.37)	(35.97)
Total non-interest expenses	3,982,144,316.84	3,920,396,301.42	61,748,015.42	1.58
Income before income tax	1,909,070,050.54	8,222,557,805.66	(6,313,487,755.12)	(76.78)
Income tax expense	(18,448,142.75)	(13,041,972.93)	5,406,169.82	41.45
Net income	1,927,518,193.29	8,235,599,778.59	(6,308,081,585.30)	(76.60)
Basic earnings per share	0.82	3.50	(2.68)	(76.57)
Weighted average number of ordinary shares (shares)	2,353,412,561.13	2,352,547,372.00	865,189.13	0.04

SUPPLEMENTARY TO KASIKORNBANK PCL FINANCIAL STATEMENTS

In this quarter, the Bank recorded net income amounting to Baht 1,928 million with two remarks as follows:

- The Bank has a policy to provide an allowance for doubtful accounts for total loans over and above the Bank of Thailand's minimum requirement. Furthermore, since 2002, the Bank has set aside normalized provisioning apart from the allowance for doubtful accounts equal to 0.5% of total loans to accommodate unforeseen losses. This additional provisioning amounts to Baht 200 million per quarter.

  From this quarter onward, in order to facilitate analysis and monitoring of the Bank's allowance for doubtful accounts, the Bank has a policy to separate the allowance into 3 categories as follows:

  - Allowance for doubtful accounts for normal loans according to the Bank of Thailand regulations;
  - Allowance for doubtful accounts for other classified loans, revaluation allowance for debt restructuring according to the Bank of Thailand regulations, and allowance in excess of the Bank of Thailand regulations; and
  - Normalized provisioning.

  Previously, the Bank set the allowance for normal loans at 1% according to the Bank of Thailand regulations, which is already included in the total allowance for doubtful accounts. From this quarter onward, the Bank will set aside the allowance for this category in proportion to net incremental normal loans using the level of normal loans as of June 30, 2003 as the reference point for calculation. As a result, in this quarter, the Bank incurred loan loss expenses for the increase in normal loans equal to Baht 211 million. The allowance for doubtful accounts for normal loans rose from Baht 3,938 million to Baht 4,149 million because normal loans grew from Baht 393,791million as of June 30, 2003 to Baht 414,864 million as of September 30, 2003.

  As of September 30, 2003, the Bank had a total allowance for doubtful accounts amounting to Baht 51,924 million. Details for each allowance category are shown in the section "Quality of assets" section on page 25.

- The Bank recognized its share of loss amounting to Baht 622 million under the Equity Method for the quarter ending September 30, 2003. Most of the losses were derived from losses of the Bank's two asset management companies (AMCs).

Remarks: 1. The Stock Exchange of Thailand requires banks to submit financial reports as follows.

1.1 The C.B. 1.1 — which is the Bank-only financial statement — within 21 days after the end of each quarter.

1.2 The Consolidated and the Bank-only financial statements within 45 days after the end of the first and third quarters, and within 60 days after the end of the second and fourth quarters.

2. This report is generated in accordance with "Remark no. 1" above.

Balance Sheet Highlights


Total Assets (Million Baht)
765,428
760,702
774,804
796,509
811,105
Sep 30, 02
Dec 31, 02
Mar 31, 03
Jun 30, 03
Sep 30, 03

➢ **Total Assets**

- Total assets as of September 30, 2003, stood at Baht 811,105 million, up Baht 14,596 million, or 1.83% from June 30, 2003, with highlights as follows:

>> Interbank and Money Market Items - net on the Assets Side

- Total interbank and money market items-net on the assets side as of September 30, 2003 were Baht 89,526 million, down Baht 7,587 million, or 7.81 % from June 30, 2003, due to the shifts from deposits in foreign financial institutions to investments in securities under resale agreements and government bonds.

>> Securities Purchased under Resale Agreements

- Securities purchased under resale agreements as of September 30, 2003 totaled Baht 55,000 million, up Baht 5,000 million, or 10.00% from June 30, 2003, due to the Bank's higher liquidity.

>> Investments - net

- Total investments-net as of September 30, 2003, totaled Baht 157,550 million, up Baht 1,056 million, or 0.68% from June 30, 2003, due to higher investments in government bonds.

Balance Sheets Highlights (continued)

(Million Baht)

• *Type of Investments*

[illegible]	[illegible]		[illegible]	
	[illegible]		[illegible]	
Debt Instruments	**142,670**	**90.56%**	**140,679**	**89.89%**
[illegible]				
>> Trading Investments	4,790	3.04%	4,475	2.86%
[illegible]				
>> Held-to-maturity Investments	30,424	19.31%	23,701	15.15%
[illegible]				
>> Trading Investments	170	0.11%	276	0.18%
[illegible]				
>> Held-to-maturity Investments	704	0.45%	566	0.36%
[illegible]				
>> Available-for-sale Investments	16,347	10.38%	20,411	13.04%
[illegible]				
Equity Securities	**14,880**	**9.44%**	**15,814**	**10.11%**
[illegible]				
General Investments	2,377	1.51%	2,311	1.48%
[illegible]				
Total Investments – Net	**157,550**	**100.00%**	**156,493**	**100.00%**

>> Loans

- Loans as of September 30, 2003 stood at Baht 504,863 million, up Baht 10,625 million, or 2.15% from June 30, 2003. In this quarter, the Bank had recorded new net loans totaling Baht 12,400 million, with loan write-offs through debt restructuring and legal proceedings of Baht 1,775 million resulting in increase in net loans.

• ***Restructured Loans***

• The Bank has restructured loans as of September 30, 2003 totaling Baht 106,508 million and June 30, 2003 totaling Baht 112,250 million, which include performing restructured loans of Baht 77,597 million and Baht 81,636 million, respectively.

Balance Sheets Highlights (continued)

>> Foreclosed Properties - net

- Foreclosed properties-net as of September 30, 2003 stood at Baht 11,529 million up Baht 608 million, or 5.56 % from June 30, 2003 from acquiring more properties from liquidations and auctions.

(Million Baht)

	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Foreclosed properties	15,151	14,569	14,604	15,103	14,866
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Foreclosed properties - net	**11,529**	**10,921**	**10,895**	**11,069**	**11,096**

>> Forward Exchange Contract Revaluation on the Assets Side

- Forward exchange contract revaluation on the assets side as of September 30, 2003 stood at Baht 6,261 million, up from June 30, 2003, by Baht 4,403 million, or 236.96%, due to Baht appreciation, which generated profit for the Bank by the gap of forward sold contract rate and exchange rate on report date. However, it will not affect the Bank's profits and losses, since the Bank has maintained square position in its foreign exchange transactions.

- *Mid Rate*

Baht : USD

	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Mid Rate	39.98	42.05	42.88	43.24	43.36

Balance Sheets Highlights (continued)


Total Liabilities (Million Baht)
731,688
725,627
737,277
750,104
763,418
Sep 30, 02
Dec 31, 02
Mar 31, 03
Jun 30, 03
Sep 30, 03

➤ **Total Liabilities**

- Total liabilities as of September 30, 2003 stood at Baht 763,418 million, up Baht 13,314 million, or 1.77% from June 30, 2003, with highlights as follows:

>> Deposits

- Deposits as of September 30, 2003, totaled Baht 690,882 million, up Baht 12,738 million, or 1.88%, due to the increasing amount of savings deposits.

• ***Type of Deposits***

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Current	4.93%	4.60%	4.46%	4.13%	4.05%
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Term - Less than 6 months	36.21%	38.01%	39.76%	41.92%	43.85%
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Term - 1 year and over 1 year	9.98%	10.25%	10.20%	9.78%	9.58%
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Balance Sheets Highlights (continued)

>> Forward Exchange Contract Revaluation on the Liabilities Side

- Forward exchange contract revaluation on the liabilities side as of September 30, 2003 stood at Baht 958 million, up from June 30, 2003, by Baht 90 million, or 10.31%, due to Baht appreciation, which caused the losses for the Bank by the gap of forward purchase contract rate and exchange rate on report date. However, it will not affect the Bank's profits and losses, since the Bank has maintained square position in its foreign exchange transactions.

Statements of Income Highlights


Net Income for the Quarter (Million Baht)
1,881
961
2,648
8,236
1,928
Q3/02
Q4/02
Q1/03
Q2/03
Q3/03

➢ **Net Income**

- The Bank's net income for the third quarter totaled Baht 1,928 million, through the following operating results.

>> **Net Income from Interest and Dividend**

- In the third quarter, the Bank recorded net income from interest and dividends totaling Baht 4,529 million, dropping Baht 4 million, or 0.08%, from the preceding quarter.

• ***Interest and Dividend Income***

- Income from interest and dividends mainly comprising interest income on loans, interbank and money market items, income from debt instruments and dividends from equities totaled Baht 7,538 million, decreasing by Baht 485 million, or 6.04 %, from the preceding quarter. This is mainly attributed to decreases in interest income from interest reduction.

• ***Interest Expenses***

- Interest expenses totaled Baht 3,009 million, dropping Baht 488 million, or 13.96 %, from the previous quarter, due mainly to interest expenses on deposit because of diminishing deposit interest rates.

Statements of Income Highlights (continued)

>> Bad Debt and Doubtful Accounts

- In the third quarter, the Bank incurred loan loss expenses for the increase in normal loans equal to Baht 211 million, which is set aside in proportion to net incremental normal loans as of June 30, 2003.

>> Normalized Provisioning

- The Bank will set aside normalized provisioning of 0.5% of total loans, including both performing and non-performing loans, which will be gradually built up on a quarterly basis until reaching the target. In the third quarter 2003, the Bank set aside additional normalized provisions amounting to Baht 200 million, which brought the total sum set aside to Baht 1,400 million as of September 30, 2003.

>> Non-Interest Income

- Non-interest income consists of gain on investments, and share of profit from investments using the equity method, plus fees and service income, gains on foreign exchanges and other income.
  - This quarter, the Bank recorded non-interest income of Baht 1,772 million, which dropping Baht 6,045 million, or 77.33%, from the second quarter due mainly to

- ***Gain on investments***
  - Gains on investments totaled Baht 170 million, dropping Baht 1,312 million, or 88.56%, from the preceding quarter. This is mainly attributed to significant improvement in the condition of the capital markets in previous quarter, resulting in the Bank posting high profits from sales of government bonds and equities. In addition, in second quarter, investments in some securities had higher value, thus reducing allowances for diminution in value of investment in securities recorded previously.

- ***Gain on exchange***
  - Gains on exchange totaled Baht 420 million, down from Baht 146 million, or 25.77% from the second quarter, resulted mainly from profit realization from overseas branches liquidation last quarter.

Statements of Income Highlights (continued)

- ***Share of loss from investments on equity method***
  - The Bank recorded its share of loss from investments on equity method of Baht 622 million. Most of the loss stemmed from the Asset Management Companies.

>> Non-interest Expenses

- Non-interest expenses consist of personnel expenses, premises and equipment expenses, taxes and duties, fees and service expenses, Directors' remuneration and other expenses.
  - The Bank recorded non-interest expenses of Baht 3,982 million, increasing Baht 62 million, or 1.58%, from the preceding quarter. The increase stemmed mainly from the following items.

- ***Fees and services expenses***
  - Fee and service expenses increased by Baht 88 Million, resulted mainly from higher credit card fees paid according to increased transaction volume.
- ***Loss on impairment of properties foreclosed***
  - Losses incurred from the impairment of properties foreclosed increased by Baht 108 Million, following transfers of ownership for settlement of mortgages and acquisition of assets through public auctions.
- ***Other expenses***
  - Other expenses dropped Baht 136 Million, due in large part to the reversing of a portion of allowances for impairment of foreclosed properties due to lower losses in liquidation of associated assets than previously expected.

➢ Quality of Assets

>> Non-performing Loans (NPL)

❑ Non-performing loans (including those of financial institutions) under BOT criteria as of September 30, 2003, were recorded as follows:

(Million Baht)

[illegible]	[illegible]	[illegible]	[illegible]
Non-performing loans (NPL)	79,495	105,939	113,988
[illegible]	[illegible]	[illegible]	[illegible]
As percentage of total loans	15.65	20.11	21.40

(1) Including "investments in loans" that have not undergone debt restructuring in Ploy Asset Management Company for Baht 6,501 million.

(2) According to the BOT directive dated January 16, 2003, total loans used for NPL ratio calculations are loans extended to general customers, as shown in balance sheets as "loans", and loans to financial institutions, as included in interbank and money market items.

As of September 30, 2003, Kasikorn Factoring Company Limited, a subsidiary of the Bank, held non-performing loans of Baht 61 million out of Baht 1,684 million of total loans.

>> Classified Loans and Allowance for Doubtful Accounts

- As of September 30, 2003, the Bank, Phethai Asset Management Company and Ploy Asset Management Company had loans and accrued interest receivables from general customers and financial institutions (excluding non-restructured investment in loans of Ploy Asset Management Company), allowances for doubtful accounts, allowances for revaluation in debt restructuring, and normalized provisioning as follows:

(Million Baht)

	The Bank			
	Loans[3] and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Providing The Provision	Providing[4] Amounts
Allowances for doubtful accounts and revaluation allowances for debt restructuring according to the Bank of Thailand's regulations				
1. Allowance for doubtful accounts from classified loans				
Normal	414,864	145,462	1	4,149
Special Mention	14,619	2,817	2	292
Sub-Standard	5,019	1,196	20	239
Doubtful	9,014	2,368	50	1,184
Loss	65,828	27,288	100	27,288
Total	509,344	179,131		33,152
2. Revaluation allowance for debt restructuring				3,742
Total 1 and 2				36,894
Allowance established in excess of BOT regulations				13,630
Normalized Provisioning				1,400
Total allowance for doubtful accounts, revaluation allowance for debt restructuring and normalized provisioning				51,924

Summary of operating results for the third quarter of 2003

(Million Baht)

	The Bank and Phethai - AMC			
	Loans[3] and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Providing The Provision	Providing Amounts[4]
Allowance for doubtful accounts and revaluation allowance for debt restructuring according to the Bank of Thailand's regulation				
1. Allowance for doubtful accounts from classified loans				
Normal	406,816	133,592	1	4,068
Special Mention	15,195	2,910	2	304
Sub-Standard	5,019	1,197	20	239
Doubtful	9,014	2,368	50	1,184
Loss	93,425	39,615	100	39,615
Total	529,469	179,682		45,410
2. Revaluation allowance for debt restructuring				4,227
Total 1 and 2				49,637
Allowance established in excess of BOT regulations				17,694
Normalized Provisioning				1,400
Total allowance for doubtful accounts, revaluation allowance for debt restructuring and normalized provisioning				68,731

Document no. 6

ธนาคารกสิกรไทย
KASIKORNBANK 開泰銀行

Summary of operating results for the third quarter of 2003

(Million Baht)

	The Bank, Phethai – AMC and Ploy - AMC [5]			
	Loans[3] and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Providing The Provision	Providing Amounts[4]
Allowance for doubtful accounts and revaluation allowance for debt restructuring according to the Bank of Thailand's regulation				
1. Allowance for doubtful accounts from classified loans				
Normal	403,570	127,447	1	4,036
Special Mention	15,828	3,365	2	317
Sub-Standard	5,019	1,197	20	239
Doubtful	9,014	2,368	50	1,184
Loss	94,983	40,470	100	40,470
Total	528,414	174,847		46,246
2. Revaluation allowance for debt restructuring				5,511
Total 1 and 2				51,757
Allowance established in excess of BOT regulations				18,380
Normalized Provisioning				1,400
Total allowance for doubtful accounts, revaluation allowance for debt restructuring and normalized provisioning				71,537
Kasikorn Factoring Co., Ltd.	1,684			72
Total	530,098			71,609

(3) Before deducting unearned discounts received in advance from loans to general customers amounting to Baht 150 million, including loans and accrued interest receivables in financial institutions amounting to Baht 2,795 million.

(4) Including the allowance for doubtful accounts of financial institutions for Baht 610 million.

(5) Exclude non-restructured "Investment in Loans" of Ploy Asset Management Company with a fully 100% reserve for Baht 6,501 million.

Summary of operating results for the third quarter of 2003

As of September 30, 2003, the Bank and its asset management companies recorded total allowances for doubtful accounts (including financial institutions), revaluation allowances for debt restructuring and normalized provisions and percentage of total allowance for doubtful accounts to allowance for doubtful accounts as required by the Bank of Thailand as follows:

(Million Baht)

	The Bank	The Bank and Phethai AMC	The Bank, Phethai AMC and Ploy AMC
Allowance for doubtful accounts for normal loans	4,149	4,068	4,036
Allowance for doubtful accounts for other classified loans, revaluation allowance for debt restructuring and allowance in excess of the BOT's regulations	46,375	63,263	66,173
Normalized provisioning	1,400	1,400	1,400
Total Allowance for doubtful accounts	51,924	68,731	71,537
Allowance for doubtful accounts, revaluation allowance for debt restructuring as required by BOT	36,894	49,637	51,757
As percentage of total allowance for doubtful accounts to allowance for doubtful accounts as required by BOT	140.74	138.47	138.22

- **Capital Funds**

- The capital adequacy ratio as of September 30, 2003, according to BOT rule[(6)], is 15.64% , while the BOT's minimum rate is 8.50% Details are as followed:

	[illegible]				
	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Tier-1 Capital	10.73[(7)]	8.82	8.27	8.44	8.48
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total Capital Funds	15.64[(7)]	13.87	13.28	14.34	14.32

(6) Excluding net profit of each period, which under Bank of Thailand's regulations, net profit in the first period is to be counted as capital after approval by the Board of Directors as per Bank's regulations. Net profit in the second period is also counted as capital after approval by the General Meeting of Shareholders. However, whenever there is a net loss occurred, the capital must be immediately reduced accordingly.

(7) Excluding net profit for the third quarter ended September 30, 2003. Should the third quarter's net profit ended September 30, 2003 be counted as the retained earnings, the tier-1 capital and total capital funds ratios would be 11.09% and 16.01%, respectively.